Exhibit 99.1

SYSWIN INC.

ANNOUNCES RECEIPT OF “GOING PRIVATE” PROPOSAL AT $0.50 PER ORDINARY SHARE AND $2.00 PER ADS

BEIJING, CHINA — September 7, 2012 — SYSWIN Inc. (“SYSWIN” or the “Company”) (NYSE: SYSW), a leading primary real estate service provider in China, today announced that its Board of Directors has received a preliminary non-binding proposal letter dated September 7, 2012 from Mr. Liangsheng Chen (“Mr. Chen”), Chief Executive Officer, President and a director of the Company, to acquire all of the outstanding shares of the Company not currently owned by him and his affiliates in a going private transaction for US$0.50 per ordinary share and US$2.00 per American Depositary Share (“ADS”, each ADS representing 4 ordinary shares) in cash.

Mr. Chen and his affiliates currently own approximately 59.82% of the Company’s ordinary shares. According to the proposal letter, the acquisition is intended to be financed through a combination of debt and equity financing. A copy of the proposal letter is set forth below as Exhibit A.

The Company’s Board of Directors intends to form a special committee (the “Independent Committee”) consisting of three independent directors to consider this proposal. The Independent Committee will retain a financial advisor and legal counsel to assist it in its work. No decisions have been made with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

ABOUT SYSWIN

The Company began focusing on providing primary real estate services since 2004 and believes it is a leading primary real estate service provider in China. The Company currently has operations in 28 cities throughout China. The Company primarily provides real estate sales agency services to property developers relating to new residential properties. Capitalizing on the experience and capabilities gained in Beijing, the Company focuses on providing tailored services to its key clients in a number of markets and has been successful in generating repeat business and increasing business volume. Of China’s top 30 developers (including those that do not use sales agency services), 15 are or have previously been clients of the Company. Clients of the Company include some of the most well-recognized national developers in China, including China Vanke, Poly Real Estate, CR Land, Agile Group and Guangzhou R&F Properties.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS:

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. SYSWIN has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. SYSWIN may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on SYSWIN’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. All forward-looking statements are subject to various risks and uncertainties, including but not limited to regulatory developments, deteriorating economic conditions and unavailability of real estate financing, which could cause actual results to differ materially from expectations. The factors that could affect SYSWIN’s future financial results are discussed more fully in SYSWIN’s filings with the SEC. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and SYSWIN does not undertake any obligation to update any such information, except as required under applicable law.

For investor and media enquiries, please contact:

Wen Fan

SYSWIN Inc.

T: +8610-8472-8783

E: jr@syswin.com

Exhibit A

September 7, 2012

The Board of Directors

Syswin Inc.

9/F Syswin Building

No. 316 Nan Hu Zhong Yuan

Chaoyang District, Beijing

China 100102

Dear Sirs:

I, Liangsheng Chen, am glad to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares of Syswin Inc. (the “Company”) and the American Depositary Shares of the Company (“ADSs”, each ADS representing 4 ordinary shares of the Company), in both cases, that are not currently owned by myself and my affiliates, in a going-private transaction (the “Acquisition”).

I am confident that my proposal of US$0.5 per ordinary share of the Company and US$2 per ADS in cash, as the case may be, will provide a very attractive alternative to the Company’s shareholders. This price represents a premium of 25% to the Company’s closing price on September 6, 2012 and a premium of 39% to the average closing price during the last 60 trading days.

The terms and conditions upon which I am prepared to pursue the Acquisition are as follows.  I believe in my ability to complete the Acquisition as outlined in this letter.

1.  Buyer.  I intend to form an acquisition vehicle for the purpose of pursuing the Acquisition.

2.  Purchase Price.  The consideration payable for each ordinary share of the Company or ADS to be acquired in the Acquisition will be US$0.5 per ordinary share and $2 per ADS, as the case may be, in cash.

3.  Financing.  I am confident to secure sufficient financing to support the Acquisition from a combination of debt and equity capital.

4.  Due Diligence.  Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company.

5.  Definitive Agreements.  I am prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions promptly.  These documents will include covenants, conditions and other provisions typical for transactions of this type.

6.  Confidentiality.  I believe you will agree that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.  Process.  I believe that the Acquisition will provide superior value to the Company’s shareholders.  I recognize that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. Given my involvement in the proposed Acquisition, I also recognize that independent members of the Board will proceed to consider the proposed Acquisition.

8. No Selling Intention. In considering the proposed Acquisition, you should be aware that I am interested only in acquiring the outstanding ordinary shares of the Company and ADSs that are not currently owned by myself and my affiliates, and that we do not intend to sell my stake in the Company to a third party.

9.  No Binding Commitment.  This letter constitutes only a preliminary indication of my interest, and does not constitute any binding commitment with respect to an Acquisition.  Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, I would like to personally express my commitment to working together with the board of directors to bring the Acquisition to a successful and timely conclusion.  Should you have any questions regarding this proposal, please do not hesitate to contact me.  I look forward to hearing from you.

Sincerely,

/s/ Liangsheng Chen
Liangsheng Chen